July 3, 2023

Alexandra Barone/ Jan Woo

Megan Akst/ Christine Dietz

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Angkasa-X Holdings Corp.
Amendment No. 1 to Registration Statement on Form F-1
Filed March 31, 2023
File No. 333-268366

Dear Ms. Woo, Barone, Akst and Dietz,

On behalf of our client, Angkasa-X Holdings Corp. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 18, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

* * *

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. We note your disclosure on the cover page that “Investors are cautioned that you are buying shares of a shell company issuer incorporated in the British Virgin Islands with operating subsidiaries in Malaysia.” Please clarify whether the company is a shell company or a holding company.

Response:

We have clarified that the company is a holding company.

2. We note your response to prior comment 2. Please update the plan of distribution section to also reflect that the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Response:

We have added such additional disclosure on page 108 of the Revised Registration Statement.

Risks Related to Our Ordinary Shares

We are an emerging growth company...., page 45

3. We note that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. Revise to state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. In addition, revise to remove the conflicting disclosure that your decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Response:

We have made the requisite amendments on page 45 of the Revised Registration Statement.

Dilution, page 57

4. Your disclosure indicates that your pro forma dilution calculation considers the offering after deducting the estimated underwriting discounts and offering expenses payable by you; however, the actual calculations do not appear to consider the underwriter discount and offering expenses. Please revise your calculations accordingly.

Response:

Responsive to the Staff’s comments, we have removed the estimated underwriting discounts and offering expenses payable on page 56 and page 57 of Revised Registration Statement. There will be no underwriter discount and offering expenses for the shares offered as we do not have an underwriter.

Liquidity and Capital Resource, page 61

4. We note that your available cash and shareholders’ and directors’ advances should enable the company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued. Please confirm, if true, and revise to indicate that shareholders and directors have committed to providing the necessary funding and file any such agreement as an exhibit. Alternatively, revise the filing to clearly disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Response:

We have revised the Company’s disclosure on Page 61 of the Revised Registration to assert that the Company’s currently available capital resources will be only sufficient to meet its anticipated cash needs for the next 9 months to conduct its planned operations.

Business

Permissions and Approvals, page 88

6. We note your response to prior comment 11. Please expand your disclosure to discuss from whom you are obtaining each approval or permission. For example, address whether the company must obtain approvals from a specific agency.

Response:

Responsive to the Staff’s comments, we have added disclosure to discuss from whom the Company is required to obtain each approval or permission on page 86 of the Revised Registration Statement.

Directors, Management and Corporate Governance Executive Compensation, page 104

7. We note your disclosure that you began to pay executive compensation from February 1, 2022 onwards. Please revise to disclose the executive compensation information for 2022.

Response:

We have revised to disclose the execution compensation information for 2022.

Exhibits

8. Please provide a currently dated consent from your independent registered accounting firm with the next amendment to your registration statement. Refer to Item 601(b)(23) of Regulation S-K.

Response:

We have provided a dated consent from the Company’s independent registered accounting firm.

General

9. Please update the financial statements of the company to provide audited financial statements for the year ended December 31, 2022. Refer to Item 8 of Form 20-F.

Response:

We have updated the financial statements to provide the audited financial statements for the year ended December 31, 2022.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW